

Exhibit 99.2

1250 H Street, NW, Washington, DC.
Square Feet: 187,684.

CommonWealth REIT
First Quarter 2014
Supplemental Operating and Financial Data

All amounts in this report are unaudited.



TABLE OF CONTENTS



TABLE OF CONTENTS (continued)

References in this Supplemental Presentation of Operating and Financial Data report to "CWH", "we", "us" or "our" refer to CommonWealth REIT and its consolidated subsidiaries, as of March 31, 2014, unless the context indicates otherwise.

On March 18, 2014, Related Fund Management, LLC and Corvex Management LP, or together, Related/Corvex, delivered to us written consents they represented were from a sufficient number of holders of our outstanding common shares, to remove, without cause, the entire CWH Board of Trustees. After inspection, the then Board of Trustees of CWH certified the results of the Related/Corvex consent solicitation on March 25, 2014, whereupon all of the then Trustees of CWH were removed. As a result, CWH currently has no Trustees and therefore no Trustees serving on the Board of Trustees or on an Audit Committee, Compensation Committee or Nominating and Governance Committee of CWH's Board of Trustees.

The officers of CWH have called a special meeting of shareholders to be held on May 23, 2014 for the purpose of electing new Trustees of CWH.

Because all of our former Trustees were removed during the quarter ended March 31, 2014 we ceased to actively market 31 properties which we had classified as held for sale as of December 31, 2013. Therefore, for this and other reasons, these properties no longer meet the requirements under U.S. generally accepted accounting principles, or GAAP, for classification as held for sale and the financial information presented in this Supplemental Presentation of Operating and Financial Data report reflects the reclassification of these properties from discontinued operations to continuing operations for all periods presented.

The data presented in this Supplemental Presentation of Operating and Financial Data report include Select Income REIT's, or SIR's, financial position and results of operations on a consolidated basis with CWH for periods prior to July 2, 2013 when SIR was our consolidated subsidiary, unless the context indicates otherwise.

Information in this Supplemental Presentation of Operating and Financial Data report reflects the views, beliefs, expectations and judgments of our current management and has not been reviewed by a Board of Trustees or Audit Committee of CWH. A new Board of Trustees or new management of CWH may have different views, beliefs, expectations and judgments.

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. THESE FORWARD LOOKING STATEMENTS REFLECT THE VIEWS, BELIEFS, EXPECTATIONS AND JUDGMENTS OF OUR CURRENT MANAGEMENT. A NEW BOARD OF TRUSTEES OR NEW MANAGEMENT OF CWH MAY HAVE DIFFERENT VIEWS, BELIEFS, EXPECTATIONS AND JUDGMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

- THE REMOVAL OF OUR ENTIRE BOARD OF TRUSTEES HAS CAUSED (1) DEFAULTS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS AND AFFECTED OUR ABILITY TO CONTINUE TO BORROW UNDER THE REVOLVING CREDIT FACILITY, (2) ACTIVATION OF FUNDAMENTAL CHANGE CONVERSION RIGHTS UNDER OUR SERIES D PREFERRED SHARES, (3) OUR FAILURE TO MEET NEW YORK STOCK EXCHANGE, OR NYSE, AND SECURITIES AND EXCHANGE COMMISSION, OR SEC, REQUIREMENTS, AND (4) OUR INABILITY TO AUTHORIZE THE PAYMENT OF FUTURE DISTRIBUTIONS TO OUR COMMON AND PREFERRED SHAREHOLDERS UNTIL A NEW BOARD OF TRUSTEES IS ELECTED,

- A NEW BOARD OF TRUSTEES OR NEW MANAGEMENT MAY MATERIALLY CHANGE OUR BUSINESS PLANS, POLICIES AND PRACTICES WITH RESPECT TO THE MATTERS DISCLOSED HEREIN, AND

- CONTINGENCIES IN OUR SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING PROPERTY SALES MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



111 Monument Circle, Indianapolis, IN.
Square Feet: 1,061,259.



COMPANY PROFILE

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our investments are in office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

NYSE

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Portfolio Data (as of 3/31/2014) [1]**:**

Total properties	156
Total sq. ft. (000s)	42,913
Percent leased	86.5%

[1] Excludes properties classified in discontinued operations as of 3/31/2014.



COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties located in 47 states, Washington, DC, Puerto Rico, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S. and one affiliated office in Australia. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, a publicly traded REIT that primarily owns and invests in net leased, single tenant office and industrial properties throughout the U.S. and leased lands in Hawaii. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities for SNH's account, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23.0 billion as of March 31, 2014.

Portfolio Concentration by Property Location [(1)]:

	3/31/2014 No. of Properties	3/31/2014 Sq. Ft.	Q1 2014 Total Revenues	Total Cash Basis NOI [(2)]
CBD Properties	25.6%	51.0%	64.7%	62.7%
Suburban Properties	74.4%	49.0%	35.3%	37.3%
Total	100.0%	100.0%	100.0%	100.0%

[(1)] Excludes properties classified in discontinued operations as of 3/31/2014.

[(2)] See Exhibit A for the calculation of net operating income, or NOI, and Cash Basis NOI, and for a reconciliation of those amounts to net income determined in accordance with GAAP.

INVESTOR INFORMATION



Board of Trustees

On March 18, 2014, Related/Corvex delivered to us written consents they represented were from a sufficient number of holders of our outstanding common shares, to remove, without cause, all of CWH's then Trustees and any other person or persons elected or appointed to the Board of Trustees of CWH prior to the effective time of their removal proposal. After inspection, the then Board of Trustees of CWH certified the results of the Related/Corvex consent solicitation on March 25, 2014, whereupon all of the then Trustees of CWH were removed. As a result, CWH currently has no Trustees and therefore no Trustees serving on the Board of Trustees or on an Audit Committee, Compensation Committee or Nominating and Governance Committee of CWH's Board of Trustees.

The officers of CWH have called a special meeting of shareholders to be held on May 23, 2014 for the purpose of electing new Trustees of CWH. For further information regarding this special meeting, please see the Definitive Information Statement CWH filed with the SEC on April 11, 2014.

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or Jason Fredette, Director,
Investor Relations, at (617) 796-8222 or jfredette@cwhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

Citigroup
Michael Bilerman
(212) 816-1383
michael.bilerman@citi.com

JMP Securities
Mitch Germain
(212) 906-3546
mgermain@jmpsecurities.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Stifel Nicolaus
John Guinee
(443) 224-1307
jwguinee@stifel.com

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212
thomas.c.truxillo_jr@baml.com

Citigroup
Thomas Cook
(212) 723-1112
thomas.n.cook@citigroup.com

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
jaime.gitler@standardandpoors.com

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Meridian Center, Columbia, SC.
Square Feet: 334,075.



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period)	118,414	118,387	118,388	118,314	118,304
Common shares outstanding (at end of period) -- diluted [(1)]	125,712	125,685	125,686	125,612	125,602
Preferred shares outstanding (at end of period) [(1)]	26,180	26,180	26,180	26,180	26,180
Weighted average common shares outstanding -- basic	118,400	118,387	118,328	118,309	94,154
Weighted average common shares outstanding -- diluted [(1)]	125,698	125,685	125,626	125,607	101,452
Common Share Data:					
Price at end of period	$ 26.30	$ 23.31	$ 21.91	$ 23.12	$ 22.44
High during period	$ 28.10	$ 25.26	$ 26.38	$ 23.30	$ 25.25
Low during period	$ 22.06	$ 21.83	$ 21.59	$ 19.55	$ 15.43
Annualized dividends paid per share [(2)]	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Annualized dividend yield (at end of period) [(2)]	3.8%	4.3%	4.6%	4.3%	4.5%
Annualized Normalized FFO available for CommonWealth REIT common shareholders multiple (at end of period) [(3)]	10.9x	9.3x	9.6x	8.4x	6.9x
Cash available for distribution multiple (at end of period) [(4)]	25.2x	18.7x	17.2x	15.5x	14.4x
Annualized NOI / total market capitalization [(5)]	6.8%	7.2%	7.1%	9.0%	9.1%
Selected Balance Sheet Data:					
Total assets	$ 6,600,714	$ 6,646,434	$ 6,821,987	$ 8,019,538	$ 8,082,668
Total liabilities	$ 3,241,644	$ 3,282,848	$ 3,400,954	$ 3,947,061	$ 3,955,938
Gross book value of real estate assets [(6)]	$ 6,613,524	$ 6,575,169	$ 6,781,099	$ 8,731,595	$ 8,780,145
Equity investments (book value)	$ 518,934	$ 517,991	$ 517,254	$ 11,407	$ 11,394
Total debt [(7)] / gross book value of real estate assets, plus book value of equity investments [(6)]	42.2%	42.7%	43.0%	41.8%	41.6%
Book Capitalization:					
Total debt [(7)]	$ 3,009,627	$ 3,025,428	$ 3,134,948	$ 3,651,509	$ 3,658,214
Plus: total stockholders' equity	3,359,070	3,363,586	3,421,033	4,072,477	4,126,730
Total book capitalization	$ 6,368,697	$ 6,389,014	$ 6,555,981	$ 7,723,986	$ 7,784,944
Total debt [(7)] / total book capitalization	47.3%	47.4%	47.8%	47.3%	47.0%
Market Capitalization:					
Total debt (book value) [(7)]	$ 3,009,627	$ 3,025,428	$ 3,134,948	$ 3,651,509	$ 3,658,214
Plus: market value of preferred shares (at end of period)	657,820	551,142	569,947	625,999	646,067
Plus: market value of common shares (at end of period)	3,114,281	2,759,599	2,593,871	2,735,421	2,654,743
Total market capitalization	$ 6,781,728	$ 6,336,169	$ 6,298,766	$ 7,012,929	$ 6,959,024
Total debt [(7)] / total market capitalization	44.4%	47.7%	49.8%	52.1%	52.6%

(1) As of 3/31/2014, we had 15,180 series D preferred shares outstanding that were convertible on that date and during the three months then ended into 7,298 of our common shares. The removal, without cause, of our entire Board of Trustees on 3/25/2014, triggered a Fundamental Change Conversion Right, as defined in our governing documents. Pursuant to such right, the holders of series D preferred shares have the option to convert their series D preferred shares at any time from 4/9/2014 until prior to the close of business on 5/14/2014 into a number of common shares per $25.00 liquidation preference of the series D preferred shares equal to the sum of such $25.00 liquidation preference plus accrued and unpaid dividends to, but not including, 5/14/2014, divided by 98% of the average of the closing sale prices of the common shares for the five consecutive trading days ending on 5/9/2014. The issuance of a large number of common shares as a result of exercise of this right may have a dilutive effect on the per share amounts for future periods. See Exhibit E for calculations of diluted net income available for CommonWealth REIT common shareholders, diluted FFO available for CommonWealth REIT common shareholders, diluted Normalized FFO available for CommonWealth REIT common shareholders and weighted average common shares outstanding as of 3/31/2014 and before any Fundamental Change Conversion.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for the calculation of Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Normalized FFO available for CommonWealth REIT common shareholders multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO available for CommonWealth REIT common shareholders per share for the applicable quarter. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(4) See Exhibit C for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders, and Exhibit D for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to cash available for distribution, or CAD. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

(5) See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP. Annualized NOI to total market capitalization is calculated as the ratio of (i) annualized NOI for the applicable quarter to (ii) total market capitalization as of the end of that quarter.

(6) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(7) Total debt includes net unamortized premiums and discounts, and mortgage debt related to properties classified as held for sale totaling $19,688, $20,018 and $20,127 as of 3/31/2014, 12/31/2013 and 9/30/2013, respectively.



KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Selected Income Statement Data:					
Total revenues [1]	$ 217,260	$ 214,028	$ 214,201	$ 262,188	$ 262,612
NOI [1] [2]	$ 115,529	$ 114,568	$ 111,851	$ 158,083	$ 158,482
Adjusted EBITDA [3]	$ 127,367	$ 126,856	$ 121,184	$ 151,256	$ 155,902
NOI margin [4]	53.2%	53.5%	52.2%	60.3%	60.3%
Net income (loss)	$ 20,448	$ (5,301)	$ (216,207)	$ 28,917	$ 35,624
Net income (loss) attributable to CommonWealth REIT [5]	$ 20,448	$ (5,301)	$ (216,315)	$ 18,889	$ 25,667
Preferred distributions	$ (11,151)	$ (11,151)	$ (11,151)	$ (11,151)	$ (11,151)
Net income (loss) available for CommonWealth REIT common shareholders	$ 9,297	$ (16,452)	$ (227,466)	$ 7,738	$ 14,516
Normalized FFO attributable to CommonWealth REIT common shareholders [6]	$ 82,763	$ 85,681	$ 78,490	$ 92,767	$ 88,225
Normalized FFO available for CommonWealth REIT common shareholders [6]	$ 71,612	$ 74,530	$ 67,339	$ 81,616	$ 77,074
CAD [7]	$ 38,520	$ 18,588	$ 21,911	$ 44,265	$ 49,993
Common distributions paid [8]	$ 29,597	$ 29,596	$ 29,579	$ 29,576	$ 20,951
Per Share Data [9]:					
Net income (loss) available for CommonWealth REIT common shareholders -- basic and diluted [9]	$ 0.08	$ (0.14)	$ (1.92)	$ 0.07	$ 0.15
Normalized FFO available for CommonWealth REIT common shareholders -- basic and diluted [6] [9]	$ 0.60	$ 0.63	$ 0.57	$ 0.69	$ 0.82
CAD [7]	$ 0.33	$ 0.16	$ 0.19	$ 0.37	$ 0.53
Common distributions paid [8]	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.25
Payout Ratios:					
Quarterly Normalized FFO payout ratio [6]	41.3%	39.7%	43.9%	36.2%	27.2%
Trailing four quarters CAD payout ratio [10]	96.0%	81.4%	76.7%	79.1%	92.1%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	3.3x	3.3x	3.1x	3.5x	3.0x
Adjusted EBITDA [3] / interest expense and preferred distributions	2.6x	2.5x	2.4x	2.8x	2.5x
Total debt [11] / annualized Adjusted EBITDA [12]	5.9x	6.0x	6.5x	6.0x	5.9x

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA as adjusted, or Adjusted EBITDA, and for a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

[4] NOI margin is defined as NOI as a percentage of total revenues.

[5] Excludes noncontrolling interest in SIR, which was CWH's consolidated subsidiary until 7/2/2013.

[6] See Exhibit C for the calculation of Normalized FFO attributable to CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

[7] See Exhibit C for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders, and Exhibit D for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to CAD.

[8] The amounts stated are based on the amounts paid during the periods.

[9] As of 3/31/2014, we had 15,180 series D preferred shares outstanding that were convertible on that date and during the three months then ended into 7,298 of our common shares. As noted in note (1) on page 11 above, a Fundamental Change Conversion Right, as defined in our governing documents, of the holders of our series D preferred shares has been triggered. The issuance of a large number of common shares as a result of exercise of this right may have a dilutive effect on net income (loss) available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders per share for future periods. See Exhibit E for calculations of diluted net income available for common shareholders, diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding as of 3/31/2014 and before any Fundamental Change Conversion.

[10] Calculated as the aggregate last four quarters' ratio of (i) common distributions paid, to (ii) CAD. See footnote (7) above.

[11] Total debt includes net unamortized premiums and discounts, and mortgage debt related to properties classified as held for sale totaling $19,688, $20,018 and $20,127 as of 3/31/2014, 12/31/2013 and 9/30/2013, respectively.

[12] See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to those amounts. Total debt to annualized Adjusted EBITDA is calculated as the ratio of (i) total debt to (ii) annualized Adjusted EBITDA for the applicable quarter. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	March 31, 2014	December 31, 2013
ASSETS		
Real estate properties:		
Land	$ 747,181	$ 699,135
Buildings and improvements	5,168,335	4,838,030
	5,915,516	5,537,165
Accumulated depreciation	(934,776)	(895,059)
	4,980,740	4,642,106
Properties held for sale	214,677	573,531
Acquired real estate leases, net	244,634	255,812
Equity investments	518,934	517,991
Cash and cash equivalents	177,555	222,449
Restricted cash	17,441	22,101
Rents receivable, net of allowance for doubtful accounts of $7,462 and $7,885, respectively	239,766	223,769
Other assets, net	206,967	188,675
Total assets	$ 6,600,714	$ 6,646,434
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 235,000	$ 235,000
Senior unsecured debt, net	1,856,135	1,855,900
Mortgage notes payable, net	898,804	914,510
Liabilities related to properties held for sale	23,066	28,734
Accounts payable and accrued expenses	136,482	165,855
Assumed real estate lease obligations, net	33,064	33,935
Rent collected in advance	29,618	27,553
Security deposits	13,682	11,976
Due to related persons	15,793	9,385
Total liabilities	3,241,644	3,282,848
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series D preferred shares; 6 1/2% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after May 15, 2016; 11,000,000 shares issued and outstanding, aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 118,413,730 and 118,386,918 shares issued and outstanding, respectively	1,184	1,184
Additional paid in capital	4,217,651	4,213,474
Cumulative net income	2,230,288	2,209,840
Cumulative other comprehensive loss	(26,724)	(38,331)
Cumulative common distributions	(3,111,868)	(3,082,271)
Cumulative preferred distributions	(585,122)	(573,971)
Total shareholders' equity	3,359,070	3,363,586
Total liabilities and shareholders' equity	$ 6,600,714	$ 6,646,434

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)



	For the Three Months Ended	
	3/31/2014	3/31/2013
Revenues:		
Rental income [1]	$ 172,040	$ 211,300
Tenant reimbursements and other income	45,220	51,312
Total revenues	217,260	262,612
Expenses:		
Operating expenses	101,731	104,130
Depreciation and amortization	51,649	62,570
General and administrative	24,848	16,663
Reversal of loss on asset impairment	(4,761)	-
Acquisition related costs	5	628
Total expenses	173,472	183,991
Operating income	43,788	78,621
Interest and other income	384	455
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of ($309) and $608, respectively)	(37,935)	(51,896)
Loss on early extinguishment of debt	-	(60,027)
Gain on sale of equity investment	-	66,293
Gain on issuance of shares by an equity investee	109	-
Income from continuing operations before income tax expense and equity in earnings of investees	6,346	33,446
Income tax expense	(555)	(988)
Equity in earnings of investees	10,934	4,262
Income from continuing operations	16,725	36,720
Discontinued operations:		
Income (loss) from discontinued operations [1]	4,011	(6)
Loss on asset impairment from discontinued operations	(288)	(3,946)
Gain on sale of properties from discontinued operations	-	1,260
Income before gain on sale of properties	20,448	34,028
Gain on sale of properties	-	1,596
Net income	20,448	35,624
Net income attributable to noncontrolling interest in consolidated subsidiary	-	(9,957)
Net income attributable to CommonWealth REIT	20,448	25,667
Preferred distributions	(11,151)	(11,151)
Net income available for CommonWealth REIT common shareholders	$ 9,297	$ 14,516

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income and income (loss) from discontinued operations include non-cash straight line rent adjustments. Rental income and income (loss) from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Amounts attributable to CommonWealth REIT common shareholders:		
Income from continuing operations	$ 5,574	$ 17,208
Income (loss) from discontinued operations	4,011	(6)
Loss on asset impairment from discontinued operations	(288)	(3,946)
Gain on sale of properties from discontinued operations	-	1,260
Net income	$ 9,297	$ 14,516
Weighted average common shares outstanding - basic and diluted	118,400	94,154
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [1]:		
Income from continuing operations	$ 0.05	$ 0.18
Income (loss) from discontinued operations	$ 0.03	$ (0.03)
Net income	$ 0.08	$ 0.15
Additional Data:		
General and administrative expenses / total revenues	11.44%	6.35%
General and administrative expenses / total assets (at end of period)	0.38%	0.21%
Continuing Operations:		
Non cash straight line rent adjustments [2]	$ 5,896	$ 10,805
Lease value amortization [2]	$ (2,252)	$ (2,764)
Lease termination fees	$ 593	$ 345
Capitalized interest expense	$ -	$ -
Discontinued Operations:		
Non cash straight line rent adjustments [2]	$ 81	$ 157
Lease value amortization [2]	$ -	$ 235
Lease termination fees	$ 83	$ 171

(1) As noted in note (1) on page 11 above, a Fundamental Change Conversion Right, as defined in our governing documents, of the holders of our series D preferred shares has been triggered. The issuance of a large number of common shares as a result of exercise of this Fundamental Change Conversion Right may have a dilutive effect on income from continuing operations attributable to CommonWealth REIT common shareholders per share for future periods. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding as of 3/31/2014 and before any Fundamental Change Conversion.

(2) We report rental income on a straight line basis over the terms of the respective leases; rental income and income (loss) from discontinued operations include non-cash straight line rent adjustments. Rental income and income (loss) from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Cash flows from operating activities:		
Net income	$ 20,448	$ 35,624
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	37,682	47,349
Net amortization of debt discounts, premiums and deferred financing fees	(309)	629
Straight line rental income	(5,977)	(10,962)
Amortization of acquired real estate leases	11,979	16,903
Other amortization	4,231	4,800
(Reversal of) loss on asset impairment	(4,473)	3,946
Loss on early extinguishment of debt	-	60,027
Equity in earnings of investees	(10,934)	(4,262)
Gain on sale of equity investment	-	(66,293)
Gain on issuance of shares by an equity investee	(109)	-
Distributions of earnings from investees	10,120	4,111
Gain on sale of properties	-	(2,856)
Other non-cash expenses	10,496	-
Change in assets and liabilities:		
Restricted cash	5,362	3,100
Rents receivable and other assets	(18,250)	(21,203)
Accounts payable and accrued expenses	(12,545)	(27,769)
Rent collected in advance	(1,125)	(1,948)
Security deposits	204	(42)
Due to related persons	(173)	1,678
Cash provided by operating activities	46,627	42,832
Cash flows from investing activities:		
Real estate acquisitions	-	(149,318)
Real estate improvements	(38,457)	(26,964)
Principal payments received from direct financing lease	1,795	1,711
Proceeds from sale of properties, net	-	2,163
Proceeds from sale of equity investment, net	-	239,576
Distributions in excess of earnings from investees	-	168
Increase in restricted cash	(702)	(1,197)
Cash (used in) provided by investing activities	(37,364)	66,139



CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(amounts in thousands)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	626,991
Repurchase and retirement of outstanding debt securities	-	(728,021)
Proceeds from borrowings	-	921,000
Payments on borrowings	(14,066)	(942,135)
Deferred financing fees	-	(1,193)
Distributions to common shareholders	(29,597)	(20,951)
Distributions to preferred shareholders	(11,151)	(11,151)
Distributions to noncontrolling interest in consolidated subsidiary	-	(7,259)
Cash used in financing activities	(54,814)	(162,719)
Effect of exchange rate changes on cash	657	221
Decrease in cash and cash equivalents	(44,894)	(53,527)
Cash and cash equivalents at beginning of period	222,449	102,219
Cash and cash equivalents at end of period	$ 177,555	$ 48,692
Supplemental cash flow information:		
Interest paid	$ 43,228	$ 71,368
Taxes paid	2,321	507
Non-cash investing activities:		
Investment in real estate mortgage receivable	$ -	$ (7,688)



SUMMARY OF EQUITY INVESTMENTS

(dollars in thousands)

	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Common shares owned:					
Select Income REIT [1]	22,000,000	22,000,000	22,000,000	Consolidated	Consolidated
Affiliates Insurance Company [2]	20,000	20,000	20,000	40,000	40,000
Percent owned:					
Select Income REIT [1]	44.1%	44.2%	44.2%	Consolidated	Consolidated
Affiliates Insurance Company [2]	12.5%	12.5%	12.5%	25.0%	25.0%
Percent of total assets (book value):					
Select Income REIT [1]	7.8%	7.7%	7.5%	Consolidated	Consolidated
Affiliates Insurance Company [2]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	7.9%	7.8%	7.6%	0.1%	0.1%
Carrying book value on balance sheet:					
Select Income REIT [1]	$ 513,099	$ 512,078	$ 511,473	$ Consolidated	$ Consolidated
Affiliates Insurance Company [2]	5,835	5,913	5,781	11,407	11,394
Total	$ 518,934	$ 517,991	$ 517,254	$ 11,407	$ 11,394
Market value of shares owned:					
Select Income REIT [1]	$ 665,940	$ 588,280	$ 567,600	$ Consolidated	$ Consolidated
Affiliates Insurance Company [2]	N/A	N/A	N/A	N/A	N/A
Total	$ 665,940	$ 588,280	$ 567,600	$ -	$ -

[1] As of 3/31/2014, CWH owned approximately 44.1% of the common shares of SIR. On 7/2/2013, SIR issued and sold to the public 10,500,000 of its common shares of beneficial interest in an underwritten public offering. Prior to this offering, CWH's 22,000,000 common shares of SIR represented more than 50% of SIR's outstanding common shares and SIR's financial position and results of operations were consolidated in CWH's financial statements. Beginning on 7/2/2013, CWH no longer consolidates its investment in SIR, but instead accounts for its investment in SIR under the equity method.

[2] Affiliates Insurance Company, or AIC, is a private company that, as of 3/31/2014, was owned equally by RMR and each of the public companies to which RMR provides management services, including CWH and SIR. The amounts presented include SIR's equity investment in AIC from May 2012 until 7/2/2013, when SIR was no longer CWH's consolidated subsidiary. The removal, without cause, of CWH's entire Board of Trustees on 3/25/2014, constitutes a change in control of us under the AIC shareholders agreement and, as a result, during April 2014, in accordance with the terms of such agreement, the other shareholders of AIC provided notice of exercise of their right to purchase all of the shares of AIC that we then owned, or 20,000 shares, for $5,776. We expect to sell all 20,000 of our AIC shares during May 2014.



SUMMARY OF EQUITY INVESTMENTS (continued)

(dollars in thousands)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Equity in earnings (loss) of investees:		
Select Income REIT [1]	$ 11,032	$ Consolidated
Government Properties Income Trust [2]	-	4,111
Affiliates Insurance Company [3]	(98)	151
	$ 10,934	$ 4,262
Adjusted EBITDA from investees:		
Select Income REIT [1]	$ 17,720	$ Consolidated
Government Properties Income Trust [2]	-	5,232
Affiliates Insurance Company [3]	(98)	151
	$ 17,622	$ 5,383
FFO from investees:		
Select Income REIT [1]	$ 15,038	$ Consolidated
Government Properties Income Trust [2]	-	4,591
Affiliates Insurance Company [3]	(98)	151
	$ 14,940	$ 4,742
Normalized FFO from investees:		
Select Income REIT [1]	$ 16,076	$ Consolidated
Government Properties Income Trust [2]	-	4,596
Affiliates Insurance Company [3]	(98)	151
	$ 15,978	$ 4,747
Cash distributions from investees:		
Select Income REIT [1]	$ 10,120	$ Consolidated
Government Properties Income Trust [2]	-	4,279
Affiliates Insurance Company [3]	-	-
	$ 10,120	$ 4,279

(1) As of 3/31/2014, CWH owned approximately 44.1% of the common shares of SIR. On 7/2/2013, SIR issued and sold to the public 10,500,000 of its common shares of beneficial interest in an underwritten public offering. Prior to this offering, CWH's 22,000,000 common shares of SIR represented more than 50% of SIR's outstanding common shares and SIR's financial position and results of operations were consolidated in CWH's financial statements. Beginning on 7/2/2013, CWH no longer consolidates its investment in SIR, but instead accounts for its investment in SIR under the equity method.

(2) In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV.

(3) AIC is a private company that, as of 3/31/2014, was owned equally by RMR and each of the public companies to which RMR provides management services, including CWH and SIR. The amounts presented include SIR's equity investment in AIC from May 2012 until 7/2/2013, when SIR was no longer CWH's consolidated subsidiary. The removal, without cause, of CWH's entire Board of Trustees on 3/25/2014, constitutes a change in control of us under the AIC shareholders agreement and, as a result, during April 2014, in accordance with the terms of such agreement, the other shareholders of AIC provided notice of exercise of their right to purchase all of the shares of AIC that we then owned, or 20,000 shares, for $5,776. We expect to sell all 20,000 of our AIC shares during May 2014.

DEBT SUMMARY
As of March 31, 2014 [1]



(dollars in thousands)

	Coupon Rate	Interest Rate [2]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 150 bps) [3]	1.653%	1.653%	$ 235,000	10/19/2015	$ 235,000	1.6
Term loan (LIBOR + 185 bps) [4]	2.005%	2.005%	500,000	12/15/2016	500,000	2.7
Total / weighted average unsecured floating rate debt	1.892%	1.892%	$ 735,000		$ 735,000	2.3
Unsecured Fixed Rate Debt:						
Senior notes due 2015	6.400%	6.601%	$ 33,440	2/15/2015	$ 33,440	0.9
Senior notes due 2015	5.750%	5.790%	138,773	11/1/2015	138,773	1.6
Senior notes due 2016	6.250%	6.470%	139,104	8/15/2016	139,104	2.4
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	3.2
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	3.8
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	5.6
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	6.5
Senior notes due 2042	5.750%	5.974%	175,000	8/1/2042	175,000	28.4
Total / weighted average unsecured fixed rate debt	6.258%	6.432%	$ 1,361,317		$ 1,361,317	7.1
Secured Fixed Rate Debt:						
Secured debt One building in St. Cloud, MN	5.990%	5.990%	$ 7,913	2/1/2015	$ 7,580	0.8
Secured debt Two buildings in Indianapolis, IN	5.235%	3.290%	116,000	3/1/2016	116,000	1.9
Secured debt One building in Jacksonville, FL	6.030%	8.000%	40,191	5/11/2016	38,994	2.1
Secured debt One building in Chicago, IL	6.290%	4.240%	144,038	7/11/2016	139,478	2.3
Secured debt One building in Birmingham, AL	7.360%	5.610%	10,673	8/1/2016	9,333	2.3
Secured debt Four buildings in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	3.1
Secured debt Two buildings in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	3.2
Secured debt One building in Philadelphia, PA [5]	2.785%	5.660%	172,822	12/2/2019	160,710	5.7
Secured debt One building in Austin, TX	5.690%	4.670%	28,282	1/5/2021	24,836	6.8
Secured debt One building in Columbia, SC	5.300%	4.580%	39,439	6/1/2021	34,113	7.2
Secured debt One building in North Haven, CT	6.750%	5.240%	3,377	3/1/2022	-	7.9
Secured debt One building in East Windsor, CT	5.710%	5.240%	7,137	3/1/2026	-	11.9
Total / weighted average secured fixed rate debt	5.177%	4.755%	$ 876,147		$ 837,319	3.7
Total / weighted average debt	4.860%	4.815%	$ 2,972,464 [6]		$ 2,933,636	4.9

[1] Excludes mortgage debt related to properties classified as held for sale totaling $19,688, which total includes net unamortized premiums and discounts.

[2] Includes the effect of interest rate protection and mark to market accounting for certain mortgages and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[3] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 3/31/2014. Interest rate presented is at 3/31/2014, which is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. The removal of CWH's entire Board of Trustees on 3/25/2014 constitutes an event of default under the revolving credit facility agreement. Effective 4/11/2014, pursuant to a forbearance agreement entered into between CWH and its lenders, CWH's lenders agreed to forbear for a specified period of time from exercising certain rights and remedies as a result of this default, including their right to accelerate and to require interest at the post-default rate. Upon termination of this forbearance period, the lenders will be entitled to exercise certain remedies, including the right to accelerate loans and to require that their loans bear interest at the post-default rate. See CWH's Quarterly Report on Form 10-Q for additional information concerning this agreement.

[4] Represents amounts outstanding on CWH's term loan at 3/31/2014. Interest rate presented is at 3/31/2014, which is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. The removal of CWH's entire Board of Trustees on 3/25/2014 constitutes an event of default under the term loan agreement. Effective 4/11/2014, pursuant to a forbearance agreement entered into between CWH and its lenders, CWH's lenders agreed to forbear for a specified period of time from exercising certain rights and remedies as a result of this default, including their right to accelerate and to require interest at the post-default rate. Upon termination of this forbearance period, the lenders will be entitled to exercise certain remedies, including the right to accelerate loans and to require that their loans bear interest at the post-default rate. See CWH's Quarterly Report on Form 10-Q for additional information concerning this agreement.

[5] Interest is payable at a rate equal to a premium over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. The loan is being amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 3/31/2014.

[6] Total debt outstanding as of 3/31/2014, including net unamortized premiums and discounts, was $2,989,939.



DEBT MATURITY SCHEDULE
As of March 31, 2014 [1]

(dollars in thousands)

Scheduled Principal Payments During Period

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total	Weighted Average Interest Rate [2]
2014	$ -	$ -	5,079	$ 5,079	6.0%
2015	235,000 [3]	172,213	14,608	421,821	3.5%
2016	500,000 [3]	139,104	309,604	948,708	3.9%
2017	-	250,000	310,592	560,592	5.9%
2018	-	250,000	4,614	254,614	6.6%
2019	-	125,000	165,422	290,422	6.5%
2020	-	250,000	2,523	252,523	5.9%
2021	-	-	60,470	60,470	5.5%
2022	-	-	799	799	5.9%
2023	-	-	702	702	5.7%
Thereafter	-	175,000	1,734	176,734	5.7%
Total	$ 735,000	$ 1,361,317	$ 876,147	$ 2,972,464 [4]	5.0%
Percent	24.7%	45.8%	29.5%	100.0%	

[1] Excludes mortgage debt related to properties classified as held for sale totaling $19,688, which total includes net unamortized premiums and discounts.

[2] Weighted based on current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility, which matures on 10/19/2015 and amounts outstanding under CWH's term loan which matures on 12/15/2016. The removal of CWH's entire Board of Trustees on 3/25/2014 constitutes an event of default under the revolving credit facility and term loan agreements. Effective 4/11/2014, pursuant to forbearance agreements entered into between CWH and its lenders, CWH's lenders agreed to forbear for a specified period of time from exercising certain rights and remedies, including their right to accelerate and to require interest at the post-default rate. Upon termination of this forbearance period, the lenders will be entitled to exercise certain remedies, including the right to accelerate loans and to require that their loans bear interest at the post-default rate. See CWH's Quarterly Report on Form 10-Q for additional information concerning these agreements.

[4] Total debt outstanding as of 3/31/2014, including net unamortized premiums and discounts, was $2,989,939.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Leverage Ratios:					
Total debt [1] / total assets	45.6%	45.5%	46.0%	45.5%	45.3%
Total debt [1] / gross book value of real estate assets [2]	45.5%	46.0%	46.2%	41.8%	41.7%
Total debt [1] / gross book value of real estate assets, plus book value of equity investments [2]	42.2%	42.7%	43.0%	41.8%	41.6%
Total debt [1] / total book capitalization	47.3%	47.4%	47.8%	47.3%	47.0%
Total debt [1] / total market capitalization	44.4%	47.7%	49.8%	52.1%	52.6%
Secured debt / total assets	13.9%	14.1%	13.9%	12.2%	12.1%
Variable rate debt / total debt [1]	24.4%	24.3%	23.4%	33.4%	33.4%
Variable rate debt / total assets	11.1%	11.1%	10.8%	15.2%	15.1%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	3.3x	3.3x	3.1x	3.5x	3.0x
Adjusted EBITDA [3] / interest expense + preferred distributions	2.6x	2.5x	2.4x	2.8x	2.5x
Total debt [1] / annualized Adjusted EBITDA [3]	5.9x	6.0x	6.5x	6.0x	5.9x
Public Debt Covenants:					
Debt / adjusted total assets [4] (maximum 60%)	38.8%	38.9%	38.6%	40.5%	40.3%
Secured debt / adjusted total assets [4] (maximum 40%)	11.8%	12.0%	11.6%	10.8%	10.8%
Consolidated income available for debt service [5] / debt service (minimum 1.5x)	2.9x	3.1x	3.0x	3.4x	3.4x
Total unencumbered assets [4] / unsecured debt (minimum 150% / 200%)	304.4%	303.9%	305.9%	282.1%	284.3%

(1) Total debt includes net unamortized premiums and discounts and mortgage debt totaling $19,688, $20,018 and $20,127 as of 3/31/2014, 12/31/2013 and 9/30/2013, respectively, related to properties held for sale.

(2) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(3) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(4) Adjusted total assets and total unencumbered assets includes original cost of real estate assets calculated in accordance with GAAP and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

(5) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Tenant improvements [1]	$ 19,843	$ 30,563	$ 15,405	$ 19,156	$ 13,682
Leasing costs [2]	5,075	11,810	14,382	8,675	6,785
Building improvements [3]	4,244	8,137	8,676	7,139	1,385
Recurring capital expenditures	29,162	50,510	38,463	34,970	21,852
Development, redevelopment and other activities [4]	3,743	8,796	3,994	2,931	3,063
Total capital expenditures	$ 32,905	$ 59,306	$ 42,457	$ 37,901	$ 24,915
Average sq. ft. during period [5]	45,698	48,650	51,667	77,715	78,440
Building improvements per average sq. ft. during period	$ 0.09	$ 0.17	$ 0.17	$ 0.09	$ 0.02

[1] Tenant improvements include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs such as brokerage commissions and tenant inducements.

[3] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

[5] Average sq. ft. during each period includes properties held for sale at the end of each period. As of 3/31/2014, CWH had 14 properties (43 buildings) classified as held for sale. Average sq. ft. was adjusted for the three months ended 9/30/2013 to exclude 25,392 sq. ft. attributable to SIR's properties because SIR ceased to be a consolidated subsidiary of CWH as of 7/2/2013.



ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2014

(dollars and sq. ft. in thousands)

Acquisitions:

There were no acquisitions during the period.

Dispositions:

There were no dispositions during the period.

PORTFOLIO INFORMATION



1225 17th Street, Denver, CO.
Square Feet: 672,465.

PORTFOLIO SUMMARY BY PROPERTY LOCATION [1]



(sq. ft. and dollars in thousands)

Key Statistic	CBD Properties	Suburban Properties	Total
Number of properties	40	116	156
Percent of total	25.6%	74.4%	100.0%
Total sq. ft.	21,889	21,024	42,913
Percent of total	51.0%	49.0%	100.0%
Leased sq. ft.	18,638	18,481	37,119
Percent leased [2]	85.1%	87.9%	86.5%
Total revenues	$ 140,480	$ 76,780	$ 217,260
Percent of total	64.7%	35.3%	100.0%
NOI [3]	$ 73,170	$ 42,359	$ 115,529
Percent of total	63.3%	36.7%	100.0%
Cash basis NOI [3]	$ 69,781	$ 41,511	$ 111,292
Percent of total	62.7%	37.3%	100.0%

As of and For the Three Months Ended March 31, 2014

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[3] See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net income determined in accordance with GAAP.



SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY LOCATION

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2014	3/31/2013
Number of Properties:		
CBD Properties	40	40
Suburban Properties	116	116
Total	156	156
Square Feet:		
CBD Properties	21,889	21,889
Suburban Properties	21,024	21,024
Total	42,913	42,913
Percent Leased [2]:		
CBD Properties	85.1%	87.7%
Suburban Properties	87.9%	88.3%
Total	86.5%	88.0%
Total Revenues [3]:		
CBD Properties	$ 140,480	$ 141,921
Suburban Properties	76,780	76,420
Total	$ 217,260	$ 218,341
NOI [4]:		
CBD Properties	$ 73,170	$ 78,009
Suburban Properties	42,208	44,095
Total	$ 115,378	$ 122,104
Cash Basis NOI [4]:		
CBD Properties	$ 69,781	$ 75,902
Suburban Properties	41,361	40,167
Total	$ 111,142	$ 116,069
NOI % Change:		
CBD Properties	-6.2%	
Suburban Properties	-4.3%	
Total	-5.5%	
Cash Basis NOI % Change:		
CBD Properties	-8.1%	
Suburban Properties	3.0%	
Total	-4.2%	

(1) Based on properties owned continuously since 1/1/2013 through 3/31/2014. Excludes properties classified in discontinued operations as of 3/31/2014.

(2) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(3) Includes some triple net lease rental income.

(4) See Exhibit A for the calculation of NOI and Cash Basis NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.



PROPERTIES CONTRIBUTING 1% OR MORE OF NOI OR CASH BASIS NOI
As of March 31, 2014 [1]

(sorted by geographic location, dollars in thousands)

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Year Built or Substantially Renovated [5]
1. 420 20th Street North	Birmingham	AL	1	CBD	514,893	77.8%	$ 9,720	$ 55,638	$ 52,056	7/29/2011	1986
2. Inverness Center	Birmingham	AL	4	Suburban	475,951	86.8%	8,257	50,448	46,263	12/9/2010	1981
3. Arizona Center	Phoenix	AZ	4	CBD	1,070,724	95.1%	15,933	94,119	88,826	3/4/2011	1991
4. 1225 Seventeenth Street	Denver	CO	1	CBD	672,465	85.9%	19,977	143,935	129,264	6/24/2009	1982
5. 5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban	248,493	100.0%	8,035	63,610	57,843	4/16/2010	2007
6. 1601 Dry Creek Drive	Longmont	CO	1	Suburban	552,865	97.0%	8,107	32,282	24,972	10/26/2004	1982
7. 185 Asylum Street	Hartford	CT	1	CBD	868,395	99.1%	20,967	77,323	74,273	3/30/2012	1983
8. Georgetown-Green and Harris Buildings	Washington	DC	2	CBD	240,475	100.0%	6,072	59,999	55,877	9/3/2009	1968
9. 6600 North Military Trail	Boca Raton	FL	3	Suburban	639,830	100.0%	17,360	145,690	135,144	1/11/2011	2008
10. 600 West Chicago Avenue	Chicago	IL	2	CBD	1,511,849	98.3%	48,104	353,040	331,792	8/10/2011	1908
11. 8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban	631,518	91.5%	15,809	90,403	83,177	10/28/2010	1985
12. Illinois Center	Chicago	IL	2	CBD	2,090,035	73.9%	46,927	329,866	312,672	5/11/2011;1/9/2012	1971
13. 101-115 W. Washington Street	Indianapolis	IN	1	CBD	634,058	87.7%	11,188	88,395	68,924	5/10/2005	1977
14. 111 Monument Circle	Indianapolis	IN	2	CBD	1,061,259	88.2%	25,472	170,702	165,089	10/22/2012	1985
15. 701 Poydras Street	New Orleans	LA	1	CBD	1,256,971	95.2%	19,829	93,150	87,769	8/29/2011	1972
16. 109 Brookline Avenue	Boston	MA	1	CBD	285,556	94.3%	9,294	45,670	28,466	9/28/1995	1915
17. 111 Market Place	Baltimore	MD	1	CBD	540,854	99.2%	11,515	75,536	55,481	1/28/2003	1990
18. East Eisenhower Parkway	Ann Arbor	MI	2	Suburban	410,464	92.7%	10,323	54,751	50,188	6/15/2010	1985
19. 111 River Street	Hoboken	NJ	1	CBD	566,215	97.9%	23,209	134,433	118,756	8/11/2009	2002
20. North Point Office Complex	Cleveland	OH	2	CBD	873,335	79.3%	15,924	121,410	105,165	2/12/2008	1988
21. 1500 Market Street	Philadelphia	PA	1	CBD	1,773,967	76.2%	34,675	281,127	215,649	10/10/2002	1974
22. 1600 Market Street	Philadelphia	PA	1	CBD	825,968	88.7%	18,127	139,256	83,637	3/30/1998	1983
23. 1735 Market Street	Philadelphia	PA	1	CBD	1,290,678	95.3%	38,372	300,179	193,567	6/30/1998	1990
24. Foster Plaza	Pittsburgh	PA	8	Suburban	727,365	90.8%	13,098	72,245	57,694	9/16/2005	1993
25. 1320 Main Street	Columbia	SC	1	CBD	334,075	89.5%	7,489	54,853	52,858	9/18/2012	2004
26. 206 East 9th Street	Austin	TX	1	CBD	170,052	100.0%	5,816	47,770	45,991	5/31/2012	1986
27. Bridgepoint Parkway	Austin	TX	5	Suburban	440,007	95.6%	10,959	87,655	54,893	12/5/1997	1995
28. Research Park	Austin	TX	4	Suburban	1,110,007	98.0%	11,507	90,553	65,750	10/7/1998	1976
29. 333 108th Avenue NE	Bellevue	WA	1	CBD	416,503	100.0%	17,862	152,532	136,828	11/12/2009	2008
30. 600 108th Avenue NE	Bellevue	WA	1	CBD	243,520	84.2%	5,389	43,896	34,966	7/16/2004	1980
31. 100 East Wisconsin Avenue	Milwaukee	WI	1	CBD	434,740	93.3%	11,722	79,942	72,737	8/11/2010	1989
32. 111 East Kilbourn Avenue	Milwaukee	WI	1	CBD	373,669	95.0%	9,041	54,993	47,104	6/12/2008	1988
33. 310-320 Pitt Street	Sydney	Australia	1	CBD	313,865	100.0%	19,000	155,198	146,892	12/21/2010	1989
Subtotal (33 properties)			**62**		**23,600,621**	**90.3%**	**555,079**	**3,840,599**	**3,280,563**		
All other properties (123 properties)			**200**		**19,312,666**	**81.8%**	**245,570**	**2,074,917**	**1,700,177**		
Total (156 properties)			**262**		**42,913,287**	**86.5%**	**$ 800,649**	**$ 5,915,516**	**$ 4,980,740**		

	Q1 2014 NOI [6]	% of NOI	Q1 2014 Cash Basis NOI [6]	% of Cash Basis NOI
Subtotal (33 properties)	**$ 85,544**	**74.0%**	**$ 81,359**	**73.1%**
All other properties (123 properties)	**29,985**	**26.0%**	**29,933**	**26.9%**
Total (156 properties)	**$ 115,529**	**100.0%**	**$ 111,292**	**100.0%**

(1) Excludes properties classified in discontinued operations as of 3/31/2014.

(2) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

(4) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

(5) Weighted based on square feet.

(6) See Exhibit A for the calculation of NOI and Cash Basis NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Properties	156	156	156	156	156
Total sq. ft. [2]	42,913	42,915	42,867	42,871	42,865
Percentage leased [3]	86.5%	87.0%	86.8%	87.0%	88.0%
Leasing Activity (Sq. Ft.):					
Renewals	459	1,215	1,289	892	1,143
New leases	214	255	401	550	359
Total	673	1,470	1,690	1,442	1,502
% Change in GAAP Rent [4]:					
Renewals	-1.2%	1.9%	-0.9%	-5.3%	-1.5%
New leases	12.7%	9.7%	1.0%	15.4%	7.2%
Weighted average	3.0%	3.5%	-0.4%	5.1%	0.7%
% Change in Cash Rent [4]:					
Renewals	-3.9%	-3.1%	-6.3%	-8.4%	-3.7%
New leases	6.2%	2.9%	-2.6%	9.2%	3.1%
Weighted average	-0.8%	-1.9%	-5.4%	0.5%	-2.0%
Leasing Cost and Concession Commitments [5]:					
Renewals	$ 8,823	$ 19,321	$ 33,829	$ 7,390	$ 9,106
New leases	7,939	6,028	15,035	40,898	9,675
Total	$ 16,762	$ 25,349	$ 48,864	$ 48,288	$ 18,781
Leasing Cost and Concession Commitments per Sq. Ft. [5]:					
Renewals	$ 19.22	$ 15.90	$ 26.24	$ 8.28	$ 7.97
New leases	$ 37.10	$ 23.64	$ 37.49	$ 74.36	$ 26.95
Total	$ 24.91	$ 17.24	$ 28.91	$ 33.49	$ 12.50
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	5.5	7.2	9.0	4.7	5.9
New leases	8.1	6.1	6.5	9.9	6.1
Total	6.3	7.0	8.4	6.7	5.9
Leasing Cost and Concession Commitments per Sq. Ft. per Year [5]:					
Renewals	$ 3.49	$ 2.21	$ 2.92	$ 1.76	$ 1.35
New leases	$ 4.58	$ 3.88	$ 5.77	$ 7.51	$ 4.42
Total	$ 3.95	$ 2.46	$ 3.44	$ 5.00	$ 2.12

[1] Excludes SIR's properties and properties classified in discontinued operations as of 3/31/2014.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[4] Percent change in GAAP and cash rent is a comparison of current rent (including tenant expense reimbursements, if any, and excluding any initial period free rent), to the rent (including tenant expense reimbursements, if any) last received for the same space during CWH's ownership on a GAAP and cash basis, respectively.

[5] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.

LEASING SUMMARY BY PROPERTY LOCATION



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended 3/31/2014 [1]		
	CBD	Suburban	Total
Properties	40	116	156
Total sq. ft. [2]	21,889	21,024	42,913
Percentage leased [3]	85.1%	87.9%	86.5%
Leasing Activity (Sq. Ft.):			
Renewals	229	230	459
New leases	126	88	214
Total	355	318	673
% Change in GAAP Rent [4]:			
Renewals	-4.0%	3.6%	-1.2%
New leases	8.1%	24.6%	12.7%
Weighted average	0.0%	8.8%	3.0%
% Change in Cash Rent [4]:			
Renewals	-8.3%	4.0%	-3.9%
New leases	4.9%	9.3%	6.2%
Weighted average	-4.0%	5.4%	-0.8%
Leasing Cost and Concession Commitments [5]:			
Renewals	$ 6,997	$ 1,826	$ 8,823
New leases	5,541	2,398	7,939
Total	$ 12,538	$ 4,224	$ 16,762
Leasing Cost and Concession Commitments per Sq. Ft. [5]:			
Renewals	$ 30.55	$ 7.94	$ 19.22
New leases	$ 43.98	$ 27.25	$ 37.10
Total	$ 35.32	$ 13.28	$ 24.91
Weighted Average Lease Term by Sq. Ft. (years):			
Renewals	6.6	4.4	5.5
New leases	8.7	7.1	8.1
Total	7.4	5.2	6.3
Leasing Cost and Concession Commitments per Sq. Ft. per Year [5]:			
Renewals	$ 4.63	$ 1.80	$ 3.49
New leases	$ 5.05	$ 3.84	$ 4.58
Total	$ 4.77	$ 2.55	$ 3.95

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[4] Percent change in GAAP and cash rent is a comparison of current rent (including tenant expense reimbursements, if any, and excluding any initial period free rent), to the rent (including tenant expense reimbursements, if any) last received for the same space during CWH's ownership on a GAAP and cash basis, respectively.

[5] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY LOCATION [1]



(sq. ft. in thousands)

Property Location	Total Sq. Ft. As of 3/31/2014	Sq. Ft. Leases Executed During Three Months Ended 3/31/2014		
		Renewals	New	Total
CBD Properties	21,889	229	126	355
Suburban Properties	21,024	230	88	318
Total	42,913	459	214	673

Property Location	As of 12/31/2013	12/31/2013 % Leased [2] [3]	Expired	Renewals and New	Acquisitions	As of 3/31/2014	3/31/2014 % Leased [2]
						Sq. Ft. Leased	
CBD Properties	18,755	85.7%	(472)	355	-	18,638	85.1%
Suburban Properties	18,560	88.3%	(397)	318	-	18,481	87.9%
Total	37,315	87.0%	(869)	673	-	37,119	86.5%

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[3] Excludes effects of space remeasurements during the period.

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL REVENUES
As of March 31, 2014 [1]



(sq. ft. in thousands)

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Revenue [3]	Expiration
1. Telstra Corporation Limited	311	0.8%	2.4%	2020
2. Office Depot, Inc.	651	1.8%	2.2%	2023
3. Expedia, Inc.	371	1.0%	2.0%	2018
4. John Wiley & Sons, Inc.	386	1.0%	1.8%	2017
5. PNC Financial Services Group	587	1.6%	1.8%	2017 to 2021
6. U.S. Government	463	1.2%	1.6%	2014 to 2032
7. J.P. Morgan Chase & Co.	407	1.1%	1.5%	2014 to 2025
8. Royal Dutch Shell plc	700	1.9%	1.4%	2016 and 2026
9. The Bank of New York Mellon Corp.	395	1.1%	1.4%	2015 to 2021
10. Flextronics International Ltd.	1,051	2.8%	1.3%	2019
11. United Healthcare Services Inc.	479	1.3%	1.3%	2017 to 2023
12. Wells Fargo & Co	374	1.0%	1.2%	2014 to 2022
13. Bankers Life and Casualty Company	349	0.9%	1.2%	2015 to 2023
14. Jones Day (a law firm)	343	0.9%	1.1%	2026
15. Level 3 Communications, Inc.	219	0.6%	1.1%	2014 to 2026
16. Ballard Spahr LLP (a law firm)	263	0.7%	1.1%	2014 to 2031
17. Towers Watson & Co.	348	0.9%	1.1%	2014 to 2020
18. RE/MAX Holdings, Inc.	248	0.7%	1.0%	2028
Total	7,945	21.3%	26.5%	

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Sq. ft. is pursuant to existing leases as of 3/31/2014 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY LOCATION [1]



(dollars and sq. ft. in thousands)

	Total as of 3/31/2014	2014	2015	2016	2017 and Thereafter
CBD Properties:					
Total sq. ft.	21,889				
Leased sq. ft. [2]	18,638	682	1,849	1,722	14,385
Percent		3.7%	9.9%	9.2%	77.2%
Annualized rental revenue [3]	$ 501,098	$ 17,490	$ 54,832	$ 42,204	$ 386,572
Percent		3.5%	10.9%	8.4%	77.2%
Suburban Properties:					
Total sq. ft.	21,024				
Leased sq. ft. [2]	18,481	1,504	2,546	2,724	11,707
Percent		8.1%	13.8%	14.7%	63.4%
Annualized rental revenue [3]	$ 299,551	20,918	38,539	39,144	200,950
Percent		7.0%	12.9%	13.1%	67.0%
Total:					
Total sq. ft.	42,913				
Leased sq. ft. [2]	37,119	2,186	4,395	4,446	26,092
Percent		5.9%	11.8%	12.0%	70.3%
Annualized rental revenue [3]	$ 800,649	$ 38,408	$ 93,371	$ 81,348	$ 587,522
Percent		4.8%	11.7%	10.2%	73.3%

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Sq. ft. is pursuant to existing leases as of 3/31/2014 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



PORTFOLIO LEASE EXPIRATION SCHEDULE
As of March 31, 2014 [1]

(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Revenue Expiring [3]	% of Annualized Rental Revenue Expiring	Cumulative % of Annualized Rental Revenue Expiring
2014	304	2,186	5.9%	5.9%	$ 38,408	4.8%	4.8%
2015	300	4,395	11.8%	17.7%	93,371	11.7%	16.5%
2016	297	4,446	12.0%	29.7%	81,348	10.2%	26.7%
2017	263	3,759	10.1%	39.8%	90,006	11.2%	37.9%
2018	196	4,026	10.9%	50.7%	86,076	10.8%	48.7%
2019	118	3,797	10.2%	60.9%	69,664	8.7%	57.4%
2020	91	3,711	10.0%	70.9%	86,912	10.9%	68.3%
2021	66	1,905	5.1%	76.0%	43,434	5.4%	73.7%
2022	43	1,478	4.0%	80.0%	38,381	4.8%	78.5%
2023	58	2,742	7.4%	87.4%	70,088	8.7%	87.2%
Thereafter	68	4,674	12.6%	100.0%	102,961	12.8%	100.0%
Total	1,804	37,119	100.0%		$ 800,649	100.0%	

| Weighted average remaining lease term (in years) | | 5.7 | | | 5.7 | | |

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Sq. ft. is pursuant to existing leases as of 3/31/2014 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

EXHIBITS



1600 Market Street, Philadelphia, PA.
Square Feet: 825,968.



CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI

EXHIBIT A

(amounts in thousands)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Calculation of NOI and Cash Basis NOI [(1)]:		
Rental income	$ 172,040	$ 211,300
Tenant reimbursements and other income	45,220	51,312
Operating expenses	(101,731)	(104,130)
Property net operating income (NOI)	115,529	158,482
Non cash straight line rent adjustments	(5,896)	(10,805)
Lease value amortization	2,252	2,764
Lease termination fees	(593)	(345)
Cash Basis NOI	$ 111,292	$ 150,096
Reconciliation of Cash Basis NOI to Net Income:		
Cash Basis NOI	$ 111,292	$ 150,096
Non cash straight line rent adjustments	5,896	10,805
Lease value amortization	(2,252)	(2,764)
Lease termination fees	593	345
Property NOI	115,529	158,482
Depreciation and amortization	(51,649)	(62,570)
General and administrative	(24,848)	(16,663)
Reversal of loss on asset impairment	4,761	-
Acquisition related costs	(5)	(628)
Operating income	43,788	78,621
Interest and other income	384	455
Interest expense	(37,935)	(51,896)
Loss on early extinguishment of debt	-	(60,027)
Gain on sale of equity investment	-	66,293
Gain on issuance of shares by an equity investee	109	-
Income from continuing operations before income tax expense and equity in earnings of investees	6,346	33,446
Income tax expense	(555)	(988)
Equity in earnings of investees	10,934	4,262
Income from continuing operations	16,725	36,720
Discontinued operations:		
Income (loss) from discontinued operations	4,011	(6)
Loss on asset impairment from discontinued operations	(288)	(3,946)
Gain on sale of properties from discontinued operations	-	1,260
Income before gain on sale of properties	20,448	34,028
Gain on sale of properties	-	1,596
Net income	$ 20,448	$ 35,624

(1) Excludes properties classified in discontinued operations as of 3/31/2014.

We calculate NOI on a GAAP and cash basis as shown above. We define NOI as income from our real estate including lease termination fees received from tenants less our property operating expenses, which expenses include property marketing costs. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual, regional and companywide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP, and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(amounts in thousands)



EXHIBIT B

	For the Three Months Ended	
	3/31/2014	3/31/2013
Net income	$ 20,448	$ 35,624
Plus: interest expense from continuing operations	37,935	51,896
Plus: interest expense from discontinued operations	303	448
Plus: income tax expense	555	988
Plus: depreciation and amortization from continuing operations	51,649	62,570
Plus: depreciation and amortization from discontinued operations	-	3,953
EBITDA	110,890	155,479
Plus: reversal of loss on asset impairment from continuing operations	(4,761)	-
Plus: loss on asset impairment from discontinued operations	288	3,946
Plus: acquisition related costs from continuing operations	5	628
Plus: loss on early extinguishment of debt from continuing operations	-	60,027
Plus: shareholder litigation costs and related expenses	3,870	3,138
Plus: non-cash general and administrative expenses paid in common shares	10,496	712
Plus: adjusted EBITDA from investees	17,622	5,383
Less: gain on sale of properties	-	(1,596)
Less: gain on sale of properties from discontinued operations	-	(1,260)
Less: equity in earnings of investees	(10,934)	(4,262)
Less: gain on sale of equity investment	-	(66,293)
Less: gain on issuance of shares by an equity investee	(109)	-
Adjusted EBITDA	$ 127,367	$ 155,902

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Calculation of FFO:		
Net income attributable to CommonWealth REIT	$ 20,448	$ 25,667
Plus: depreciation and amortization from continuing operations	51,649	62,570
Plus: depreciation and amortization from discontinued operations	-	3,953
Plus: reversal of loss on asset impairment from continuing operations	(4,761)	-
Plus: loss on asset impairment from discontinued operations	288	3,946
Plus: FFO from investees	14,940	4,742
Plus: net income attributable to noncontrolling interest	-	9,957
Less: FFO attributable to noncontrolling interest	-	(12,889)
Less: gain on sale of properties	-	(1,596)
Less: gain on sale of properties from discontinued operations	-	(1,260)
Less: equity in earnings of investees	(10,934)	(4,262)
FFO attributable to CommonWealth REIT	71,630	90,828
Less: preferred distributions	(11,151)	(11,151)
FFO available for CommonWealth REIT common shareholders	$ 60,479	$ 79,677
Calculation of Normalized FFO:		
FFO attributable to CommonWealth REIT	$ 71,630	$ 90,828
Plus: acquisition related costs from continuing operations	5	628
Plus: normalized FFO from investees	15,978	4,747
Plus: loss on early extinguishment of debt from continuing operations	-	60,027
Plus: shareholder litigation costs and related expenses	3,870	3,138
Plus: estimated business management incentive fees [(1)]	6,229	196
Plus: average minimum rent from direct financing lease	329	329
Plus: FFO attributable to noncontrolling interest	-	12,889
Less: normalized FFO attributable to noncontrolling interest	-	(13,209)
Less: FFO from investees	(14,940)	(4,742)
Less: interest earned from direct financing lease	(229)	(313)
Less: gain on sale of equity investment	-	(66,293)
Less: gain on issuance of shares by an equity investee	(109)	-
Normalized FFO attributable to CommonWealth REIT	82,763	88,225
Less: preferred distributions	(11,151)	(11,151)
Normalized FFO available for CommonWealth REIT common shareholders	$ 71,612	$ 77,074
Weighted average common shares outstanding -- basic and diluted [(2)]	118,400	94,154
FFO available for CommonWealth REIT common shareholders per share -- basic and diluted [(2)]	$ 0.51	$ 0.85
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic and diluted [(2)]	$ 0.60	$ 0.82

(1) Amounts represent estimated incentive fees under CWH's business management agreements payable in CWH's common shares after the end of each calendar year calculated: (i) prior to 2014, based upon increases in annual FFO per share (as defined), and (ii) beginning in 2014, based upon common share total return. In calculating net income in accordance with GAAP, CWH recognizes estimated business management incentive fee expense each quarter. Although CWH recognizes this expense each quarter for purposes of calculating net income, CWH does not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(2) As of 3/31/2014, we had 15,180 series D preferred shares outstanding that were convertible, on that date and during the three months then ended, into 7,298 common shares. The effect of a conversion of our series D cumulative convertible preferred shares on FFO and Normalized FFO available for CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. As noted in note (1) on page 11 above, a Fundamental Change Conversion Right, as defined in our governing documents, of the holders of our series D preferred shares has been triggered. The issuance of a large number of common shares as a result of exercise of this Fundamental Change Conversion Right may have a dilutive effect on FFO and Normalized FFO available for CommonWealth REIT common shareholders per share for future periods. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding as of 3/31/2014 and before any Fundamental Change Conversion.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on real estate asset impairment, net income attributable to noncontrolling interest and FFO from equity investees, excluding any gain or loss on sale of properties, equity in earnings from investees and FFO attributable to noncontrolling interests. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, estimated business management incentive fees, gains from issuance of shares by equity investees, gain from sale of equity investment, loss on early extinguishment of debt, shareholder litigation costs and related expenses, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interests. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO were among the factors considered by our former Board of Trustees when determining the amount of distributions to our shareholders. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)



(amounts in thousands, except per share data)

EXHIBIT D

	For the Three Months Ended			
	3/31/2014		3/31/2013	
Normalized FFO available for CommonWealth REIT common shareholders [1]	$	71,612	$	77,074
Plus: lease value amortization from continuing operations		2,252		2,764
Plus: lease value amortization from discontinued operations		-		(235)
Plus: amortization of prepaid interest and debt discounts from continuing operations		(309)		608
Plus: amortization of prepaid interest and debt discounts from discontinued operations		-		21
Plus: distributions from investees		10,120		4,279
Plus: non-cash general and administrative expenses paid in common shares [2]		4,267		516
Plus: minimum cash rent from direct financing lease		2,024		2,024
Plus: normalized FFO attributable to noncontrolling interest		-		13,209
Less: CAD attributable to noncontrolling interest		-		(12,377)
Less: average minimum rent from direct financing lease		(329)		(329)
Less: straight line rent from continuing operations		(5,896)		(10,805)
Less: straight line rent from discontinued operations		(81)		(157)
Less: recurring capital expenditures		(29,162)		(21,852)
Less: normalized FFO from investees		(15,978)		(4,747)
CAD	$	38,520	$	49,993
Weighted average common shares outstanding -- basic		118,400		94,154
CAD per share	$	0.33	$	0.53

[1] See Exhibit C for calculation of Normalized FFO and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

[2] Amounts represent the portion of business management fees that are payable in CWH's common shares as well as equity based compensation for CWH's and SIR's trustees, officers and certain employees of RMR (amounts for SIR are only for the period when SIR was a consolidated subsidiary of CWH).

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our operating performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that CAD provides useful information to investors because CAD may facilitate a comparison of cash based operating performance between periods and with other REITs. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.

CALCULATION OF DILUTED NET INCOME, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)



EXHIBIT E

	For the Three Months Ended	
	3/31/2014	3/31/2013
Net income available for CommonWealth REIT common shareholders	$ 9,297	$ 14,516
Add -- Series D convertible preferred distributions [1]	6,167	6,167
Net income available for CommonWealth REIT common shareholders -- diluted	$ 15,464	$ 20,683
FFO available for CommonWealth REIT common shareholders [2]	$ 60,479	$ 79,677
Add -- Series D convertible preferred distributions [1]	6,167	6,167
FFO available for CommonWealth REIT common shareholders -- diluted	$ 66,646	$ 85,844
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 71,612	$ 77,074
Add -- Series D convertible preferred distributions [1]	6,167	6,167
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 77,779	$ 83,241
Weighted average common shares outstanding -- basic	118,400	94,154
Effect of dilutive Series D preferred shares [1]	7,298	7,298
Weighted average common shares outstanding -- diluted	125,698	101,452

[1] As of 3/31/2014, we had 15,180 series D preferred shares outstanding that were convertible, on that date and during the three months then ended, into 7,298 common shares. The effect of a conversion of our series D cumulative convertible preferred shares on net income available for CommonWealth REIT common shareholders and FFO and Normalized FFO available for CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. As noted in note (1) on page 11 above, a Fundamental Change Conversion Right, as defined in our governing documents, of the holders of our series D preferred shares has been triggered. The issuance of a large number of common shares as a result of exercise of this Fundamental Change Conversion Right may have a dilutive effect on net income, FFO and Normalized FFO available for CommonWealth REIT common shareholders per share for future periods. The information presented in this table above is as of 3/31/2014 and before any Fundamental Change Conversion.

[2] See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.



PROPERTY DETAIL
As of March 31, 2014 (1)

(sorted by geographic location, dollars in thousands)

EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Year Built or Substantially Renovated [5]
Continuing Operations:											
1. 2501 20th Place South	Birmingham	AL	1	CBD	125,722	98.6%	$ 2,947	$ 24,093	$ 20,384	12/27/2006	2001
2. 420 20th Street North	Birmingham	AL	1	CBD	514,893	77.8%	9,720	55,638	52,056	7/29/2011	1986
3. Inverness Center	Birmingham	AL	4	Suburban	475,951	86.8%	8,257	50,448	46,263	12/9/2010	1981
4. 785 Schilinger Road South	Mobile	AL	1	Suburban	72,000	100.0%	1,031	11,269	9,705	10/22/2007	1998
5. Arizona Center	Phoenix	AZ	4	CBD	1,070,724	95.1%	15,933	94,119	88,826	3/4/2011	1991
6. 4 South 84th Avenue	Tolleson	AZ	1	Suburban	236,007	100.0%	1,515	11,163	8,710	12/19/2003	1990
7. One South Church Avenue	Tucson	AZ	1	CBD	240,810	55.6%	3,289	32,409	23,974	2/27/2002	1986
8. Parkshore Plaza	Folsom	CA	4	Suburban	269,281	90.9%	5,840	46,518	43,572	6/16/2011	1999
9. Leased Land	Gonzalez	CA	7	Suburban	Land	100.0%	3,181	31,827	29,988	8/31/2010	-
10. Sky Park Centre	San Diego	CA	2	Suburban	63,485	100.0%	1,364	9,785	6,966	6/24/2002	1986
11. Sorrento Valley Business Park	San Diego	CA	4	Suburban	105,003	100.0%	2,133	17,672	11,165	12/31/1996	1984
12. 1921 E. Alton Avenue	Santa Ana	CA	1	Suburban	67,846	84.7%	1,683	11,518	8,821	11/10/2003	2000
13. 9110 East Nichols Avenue	Centennial	CO	1	Suburban	143,958	96.2%	2,396	20,285	15,070	11/2/2001	1984
14. 7450 Campus Drive	Colorado Springs	CO	1	Suburban	77,411	100.0%	1,814	9,481	8,691	4/30/2010	1996
15. 1225 Seventeenth Street	Denver	CO	1	CBD	672,465	85.9%	19,977	143,935	129,264	6/24/2009	1982
16. 5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban	248,493	100.0%	8,035	63,610	57,843	4/16/2010	2007
17. 1601 Dry Creek Drive	Longmont	CO	1	Suburban	552,865	97.0%	8,107	32,282	24,972	10/26/2004	1982
18. 129 Worthington Ridge Road	Berlin	CT	1	Suburban	227,500	100.0%	781	5,252	4,735	10/24/2006	1962
19. 97 Newberry Road	East Windsor	CT	1	Suburban	289,386	100.0%	1,761	15,350	13,028	10/24/2006	1989
20. 185 Asylum Street	Hartford	CT	1	CBD	868,395	99.1%	20,967	77,323	74,273	3/30/2012	1983
21. 599 Research Parkway	Meriden	CT	1	Suburban	48,249	100.0%	823	8,092	6,344	7/24/2003	1982
22. 33 Stiles Lane	North Haven	CT	1	Suburban	175,301	100.0%	1,119	11,447	9,693	10/24/2006	1970
23. 181 Marsh Hill Road	Orange	CT	1	Suburban	162,036	100.0%	1,199	10,633	9,134	10/24/2006	1993
24. 101 Barnes Road	Wallingford	CT	1	Suburban	45,755	90.5%	836	1,468	1,468	12/22/1998	1988
25. 15 Sterling Drive	Wallingford	CT	1	Suburban	173,015	72.5%	1,324	4,804	4,804	10/24/2006	1978
26. 35 Thorpe Avenue	Wallingford	CT	1	Suburban	79,862	62.8%	900	6,089	6,089	6/1/1998	1986
27. 50 Barnes Industrial Road North	Wallingford	CT	1	Suburban	154,255	100.0%	1,393	13,860	11,693	10/24/2006	1976
28. 5-9 Barnes Industrial Road	Wallingford	CT	1	Suburban	38,006	99.3%	422	3,328	2,836	10/24/2006	1980
29. 860 North Main Street	Wallingford	CT	1	Suburban	31,165	99.5%	451	4,761	3,961	10/24/2006	1982
30. One Barnes Industrial Road South	Wallingford	CT	1	Suburban	30,170	100.0%	351	3,056	2,633	10/24/2006	1977
31. Village Lane	Wallingford	CT	2	Suburban	58,185	84.6%	708	3,758	3,758	10/24/2006	1977
32. 100 Northfield Drive	Windsor	CT	1	Suburban	116,986	83.6%	1,776	15,198	11,375	8/29/2003	1988
33. 1250 H Street, NW	Washington	DC	1	CBD	187,684	51.4%	4,770	64,339	41,583	6/23/1998	1991
34. Georgetown-Green and Harris Buildings	Washington	DC	2	CBD	240,475	100.0%	6,072	59,999	55,877	9/3/2009	1968
35. 802 Delaware Avenue	Wilmington	DE	1	CBD	240,780	100.0%	3,607	54,410	33,602	7/23/1998	1986
36. 6600 North Military Trail	Boca Raton	FL	3	Suburban	639,830	100.0%	17,360	145,690	135,144	1/11/2011	2008
37. 225 Water Street	Jacksonville	FL	1	CBD	318,997	41.9%	2,767	48,289	41,667	11/24/2008	1985

(1) Excludes properties classified in discontinued operations as of 3/31/2014.
(2) Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.
(3) Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.
(4) Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.
(5) Weighted based on square feet.

PROPERTY DETAIL (continued)
As of March 31, 2014 [1]

(sorted by geographic location, dollars in thousands)



EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Year Built or Substantially Renovated [5]
Continuing Operations (continued):											
38. 9040 Roswell Road	Atlanta	GA	1	Suburban	178,941	82.0%	2,607	23,161	18,209	8/24/2004	1985
39. Executive Park	Atlanta	GA	9	Suburban	427,160	69.5%	5,100	63,360	50,551	7/16/2004;7/26/2007	1972
40. The Exchange	Atlanta	GA	2	Suburban	187,632	80.3%	2,477	17,876	13,938	9/9/2004;9/2/2005	1978
41. 3920 Arkwright Road	Macon	GA	1	Suburban	196,156	83.8%	2,867	24,725	20,434	4/28/2006	1988
42. 1775 West Oak Commons Court	Marietta	GA	1	Suburban	79,854	100.0%	1,167	9,761	8,564	9/5/2007	1998
43. 633 Ahua Street	Honolulu	HI	1	Suburban	120,803	82.0%	1,273	19,305	16,247	12/5/2003	2007
44. 625 Crane Street	Aurora	IL	1	Suburban	103,683	100.0%	408	3,516	3,516	4/2/2007	1977
45. 905 Meridian Lake Drive	Aurora	IL	1	Suburban	74,652	100.0%	2,157	15,378	13,027	5/1/2007	1999
46. 1200 Lakeside Drive	Bannockburn	IL	1	Suburban	260,084	74.6%	4,662	64,838	53,606	12/29/2005	1999
47. 600 West Chicago Avenue	Chicago	IL	2	CBD	1,511,849	98.3%	48,104	353,040	331,792	8/10/2011	1908
48. 8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban	631,518	91.5%	15,809	90,403	83,177	10/28/2010	1985
49. Illinois Center	Chicago	IL	2	CBD	2,090,035	73.9%	46,927	329,866	312,672	5/11/2011;1/9/2012	1971
50. 1717 Deerfield Road	Deerfield	IL	1	Suburban	141,186	69.5%	2,288	8,497	8,497	12/14/2005	1986
51. 1955 West Field Court	Lake Forest	IL	1	Suburban	59,130	100.0%	1,171	13,877	11,250	12/14/2005	2001
52. 11350 North Meridian Street	Carmel	IN	1	Suburban	72,264	73.0%	839	2,755	2,755	6/15/2006	1982
53. 101-115 W. Washington Street	Indianapolis	IN	1	CBD	634,058	87.7%	11,188	88,395	68,924	5/10/2005	1977
54. 111 Monument Circle	Indianapolis	IN	2	CBD	1,061,259	88.2%	25,472	170,702	165,089	10/22/2012	1985
55. 5015 S. Water Circle	Wichita	KS	1	Suburban	113,524	100.0%	581	5,874	5,263	4/2/2007	1994
56. 701 Poydras Street	New Orleans	LA	1	CBD	1,256,971	95.2%	19,829	93,150	87,769	8/29/2011	1972
57. 109 Brookline Avenue	Boston	MA	1	CBD	285,556	94.3%	9,294	45,670	28,466	9/28/1995	1915
58. Adams Place	Braintree/Quincy	MA	2	Suburban	230,259	76.2%	3,691	19,498	19,498	4/3/1998	1988
59. Cabot Business Park	Mansfield	MA	2	Suburban	252,755	53.0%	1,887	15,506	15,506	8/1/2003	1980
60. Cabot Business Park Land	Mansfield	MA	-	Suburban	Land	0.0%	-	1,033	1,033	8/1/2003	-
61. 2300 Crown Colony Drive	Quincy	MA	1	Suburban	45,974	95.5%	978	8,171	6,013	2/24/2004	1999
62. Myles Standish Industrial Park	Taunton	MA	2	Suburban	74,800	100.0%	1,085	5,845	5,845	8/29/2007	1988
63. 340 Thompson Road	Webster	MA	1	Suburban	25,000	100.0%	191	3,188	1,974	5/15/1997	1995
64. 100 South Charles Street	Baltimore	MD	1	CBD	159,616	86.0%	2,913	16,357	10,095	11/18/1997	1988
65. 111 Market Place	Baltimore	MD	1	CBD	540,854	99.2%	11,515	75,536	55,481	1/28/2003	1990
66. 25 S. Charles Street	Baltimore	MD	1	CBD	343,815	93.9%	6,839	38,498	28,329	7/16/2004	1972
67. 820 W. Diamond	Gaithersburg	MD	1	Suburban	134,933	86.8%	2,821	33,615	24,062	3/31/1997	1995
68. 6710 Oxon Hill	Oxon Hill	MD	1	Suburban	118,336	51.8%	1,442	19,739	12,961	3/31/1997	1992
69. Danac Stiles Business Park	Rockville	MD	3	Suburban	276,637	85.4%	6,774	75,751	60,279	7/20/2004	2002
70. East Eisenhower Parkway	Ann Arbor	MI	2	Suburban	410,464	92.7%	10,323	54,751	50,188	6/15/2010	1985
71. 8800 Queen Avenue South	Bloomington	MN	1	Suburban	280,822	92.7%	4,105	11,963	11,963	3/19/1998	1957
72. 2250 Pilot Knob Road	Mendota Heights	MN	1	Suburban	87,183	76.5%	618	6,426	4,194	3/19/1998	1995
73. 9800 Shelard Parkway	Plymouth	MN	1	Suburban	46,765	93.6%	968	6,807	4,383	8/3/1999	1987
74. Rosedale Corporate Plaza	Roseville	MN	3	Suburban	149,116	100.0%	2,940	27,546	19,701	12/1/1999	1987

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[3] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

[4] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

[5] Weighted based on square feet.

PROPERTY DETAIL (continued)
As of March 31, 2014 [1]

(sorted by geographic location, dollars in thousands)



EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Year Built or Substantially Renovated [5]
Continuing Operations (continued):											
75. 411 Farwell Avenue	South St. Paul	MN	1	Suburban	422,727	100.0%	1,980	15,762	13,047	6/2/2004	1970
76. 6200 Glenn Carlson Drive	St. Cloud	MN	1	Suburban	338,000	100.0%	2,212	15,753	14,201	10/15/2009	1999
77. 1000 Shelard Parkway	St. Louis Park	MN	1	Suburban	62,499	65.3%	899	8,693	5,880	8/3/1999	1986
78. 525 Park Street	St. Paul	MN	1	CBD	75,636	74.4%	1,100	8,392	5,406	8/3/1999	1987
79. 1900 Meyer Drury Drive	Arnold	MO	1	Suburban	65,225	100.0%	1,076	8,610	6,729	2/11/2004	1999
80. 4700 Belleview Avenue	Kansas City	MO	1	Suburban	80,615	76.0%	1,038	6,405	5,753	7/17/2008	1986
81. 131-165 West Ninth Street	N. Kansas City	MO	1	Suburban	75,517	100.0%	273	1,753	1,579	7/17/2008	1970
82. 12655 Olive Boulevard	St. Louis	MO	1	Suburban	98,588	97.9%	1,998	14,510	12,772	10/5/2006	1988
83. 1285 Fern Ridge Parkway	St. Louis	MO	1	Suburban	66,510	72.4%	964	10,000	7,757	11/7/2003	1998
84. 300 North Greene Street	Greensboro	NC	1	CBD	324,305	88.1%	6,022	40,536	37,056	9/14/2010	1989
85. 7-9 Vreeland Road	Florham Park	NJ	1	Suburban	155,891	50.0%	1,518	7,019	7,019	7/31/1998	1979
86. 111 River Street	Hoboken	NJ	1	CBD	566,215	97.9%	23,209	134,433	118,756	8/11/2009	2002
87. 5 Paragon Drive	Montvale	NJ	1	Suburban	119,089	100.0%	3,576	17,684	16,586	2/11/2011	1984
88. 1000 Voorhees Drive and 333 and 400 Laurel Oak Drive	Voorhees	NJ	3	Suburban	152,579	67.5%	1,869	10,921	10,921	5/26/1998	1990
89. One Park Square	Albuquerque	NM	6	CBD	259,737	86.4%	4,465	28,897	21,215	2/12/2002	1985
90. Widewaters Parkway	Dewitt	NY	8	Suburban	514,241	78.0%	6,309	24,457	24,457	12/28/1999;3/14/2006	1986
91. 5062 Brittonfield Parkway	East Syracuse	NY	1	Suburban	40,162	100.0%	1,046	3,764	3,764	3/14/2006	1995
92. Woodcliff Drive	Fairport	NY	6	Suburban	516,760	82.4%	8,754	45,153	42,404	3/14/2006	1995
93. 1601 Veterans Highway	Islandia	NY	1	Suburban	63,608	82.5%	1,228	3,496	3,496	6/11/1999	1987
94. Two Corporate Center Drive	Melville	NY	1	Suburban	291,230	47.8%	3,287	21,821	21,821	7/22/1999	1985
95. Interstate Place	North Syracuse	NY	2	Suburban	61,399	81.0%	810	2,930	2,930	3/14/2006	1973
96. 1000 Pittsford-Victor Road	Pittsford	NY	1	Suburban	73,358	54.1%	581	2,836	2,836	3/14/2006	1986
97. 1200 Pittsford - Victor Road	Pittsford	NY	1	Suburban	18,900	100.0%	367	1,854	1,854	11/30/2004	2004
98. Corporate Crossing	Pittsford	NY	5	Suburban	216,126	69.9%	2,765	14,233	14,233	11/30/2004	2000
99. Canal View Boulevard	Rochester	NY	3	Suburban	118,375	100.0%	1,576	11,624	10,156	1/6/2006	2000
100. 14 Classic Street	Sherburne	NY	1	Suburban	37,084	100.0%	204	1,389	1,138	3/14/2006	1979
101. 110 W Fayette Street	Syracuse	NY	1	CBD	304,906	82.3%	3,594	19,551	19,551	6/29/1999	1972
102. 251 Salina Meadows Parkway	Syracuse	NY	1	Suburban	65,617	92.3%	960	2,829	2,829	9/24/1999	1990
103. 11311 Cornell Park Drive	Blue Ash	OH	1	Suburban	93,413	81.9%	1,177	6,614	6,614	6/15/2006	1982
104. North Point Office Complex	Cleveland	OH	2	CBD	873,335	79.3%	15,924	121,410	105,165	2/12/2008	1988
105. 5300 Kings Island Drive	Mason	OH	1	Suburban	159,421	78.6%	1,706	11,350	11,350	6/10/1998	1994
106. 3 Crown Point Court	Sharonville	OH	1	Suburban	73,987	100.0%	1,488	9,517	7,763	12/30/2005	1999
107. Raintree Industrial Park	Solon	OH	12	Suburban	563,182	81.3%	1,979	11,898	11,853	7/16/2004	1975
108. 401 Vine Street	Delmont	PA	1	Suburban	53,980	100.0%	517	7,117	6,230	10/22/2007	1999
109. 515 Pennsylvania Avenue	Fort Washington	PA	1	Suburban	82,000	76.0%	1,348	15,038	10,582	9/22/1997	1960
110. 443 Gulph Road	King of Prussia	PA	1	Suburban	21,000	100.0%	454	4,955	2,984	9/22/1997	1964
111. 4350 Northern Pike	Monroeville	PA	1	Suburban	503,885	46.5%	4,016	75,234	61,629	9/16/2004	1971

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[3] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

[4] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

[5] Weighted based on square feet.

PROPERTY DETAIL (continued)
As of March 31, 2014 [1]

(sorted by geographic location, dollars in thousands)



EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Year Built or Substantially Renovated [5]
Continuing Operations (continued):											
112. Cherrington Corporate Center	Moon Township	PA	7	Suburban	454,679	85.3%	7,825	69,262	51,279	9/14/1998;8/23/1999	1991
113. 1500 Market Street	Philadelphia	PA	1	CBD	1,773,967	76.2%	34,675	281,127	215,649	10/10/2002	1974
114. 1525 Locust Street	Philadelphia	PA	1	CBD	98,010	91.9%	2,166	11,109	7,679	6/11/1999	1987
115. 1600 Market Street	Philadelphia	PA	1	CBD	825,968	88.7%	18,127	139,256	83,637	3/30/1998	1983
116. 16th and Race Street	Philadelphia	PA	1	CBD	608,625	0.0%	-	50,000	50,000	11/13/1997	1980
117. 1735 Market Street	Philadelphia	PA	1	CBD	1,290,678	95.3%	38,372	300,179	193,567	6/30/1998	1990
118. Foster Plaza	Pittsburgh	PA	8	Suburban	727,365	90.8%	13,098	72,245	57,694	9/16/2005	1993
119. 128 Crews Drive	Columbia	SC	1	Suburban	185,600	100.0%	599	3,747	3,441	4/2/2007	1968
120. 1320 Main Street	Columbia	SC	1	CBD	334,075	89.5%	7,489	54,853	52,858	9/18/2012	2004
121. 111 Southchase Boulevard	Fountain Inn	SC	1	Suburban	168,087	100.0%	714	8,309	7,065	5/23/2007	1987
122. 1043 Global Avenue	Graniteville	SC	1	Suburban	450,000	100.0%	1,504	16,630	13,877	4/2/2007	1998
123. 633 Frazier Drive	Franklin	TN	1	Suburban	150,000	100.0%	2,139	18,980	16,846	10/22/2007	1999
124. 775 Ridge Lake Boulevard	Memphis	TN	1	CBD	120,678	81.1%	2,658	20,811	16,148	4/28/2004	2000
125. 1601 Rio Grande Street	Austin	TX	1	CBD	56,219	96.0%	1,289	8,043	5,347	6/3/1999	1985
126. 206 East 9th Street	Austin	TX	1	CBD	170,052	100.0%	5,816	47,770	45,991	5/31/2012	1986
127. 4515 Seton Center Parkway	Austin	TX	1	Suburban	117,265	92.6%	2,419	23,211	15,216	10/8/1999	1997
128. 4516 Seton Center Parkway	Austin	TX	1	Suburban	120,559	91.0%	2,565	23,139	15,128	10/8/1999	1985
129. 7800 Shoal Creek Boulevard	Austin	TX	4	Suburban	151,917	93.3%	2,826	20,749	14,360	6/30/1999	1975
130. 812 San Antonio Street	Austin	TX	1	CBD	59,321	68.4%	1,046	8,498	5,888	8/18/1999	1987
131. 8701 N Mopac	Austin	TX	1	Suburban	119,858	89.9%	2,206	18,577	12,773	8/3/1999	1982
132. Bridgepoint Parkway	Austin	TX	5	Suburban	440,007	95.6%	10,959	87,655	54,893	12/5/1997	1995
133. Lakewood on the Park	Austin	TX	2	Suburban	180,558	94.5%	4,079	36,966	24,135	10/20/1998	1998
134. Research Park	Austin	TX	4	Suburban	1,110,007	98.0%	11,507	90,553	65,750	10/7/1998	1976
135. 9840 Gateway Boulevard North	El Paso	TX	1	Suburban	72,000	100.0%	1,147	11,432	9,862	10/22/2007	1999
136. 3003 South Expressway 281	Hidalgo	TX	1	Suburban	150,000	100.0%	1,998	17,004	14,490	10/22/2007	1999
137. 3330 N Washington Boulevard	Arlington	VA	1	Suburban	55,719	15.3%	311	8,788	5,840	8/26/1998	1987
138. Thunderbolt Place	Chantilly	VA	2	Suburban	100,505	87.9%	1,521	14,370	9,672	9/29/1999	1988
139. 6160 Kempsville Circle	Norfolk	VA	1	Suburban	129,565	95.8%	2,259	16,581	11,216	10/25/2002	1987
140. 448 Viking Drive	Virginia Beach	VA	1	Suburban	75,374	80.0%	1,073	7,568	6,092	6/4/2004	1991
141. 333 108th Avenue NE	Bellevue	WA	1	CBD	416,503	100.0%	17,862	152,532	136,828	11/12/2009	2008
142. 600 108th Avenue NE	Bellevue	WA	1	CBD	243,520	84.2%	5,389	43,896	34,966	7/16/2004	1980
143. 1331 North Center Parkway	Kennewick	WA	1	Suburban	53,980	100.0%	940	9,187	8,002	10/22/2007	1999
144. 100 East Wisconsin Avenue	Milwaukee	WI	1	CBD	434,740	93.3%	11,722	79,942	72,737	8/11/2010	1989
145. 111 East Kilbourn Avenue	Milwaukee	WI	1	CBD	373,669	95.0%	9,041	54,993	47,104	6/12/2008	1988
146. 7 Modal Crescent	Canning Vale	Australia	1	Suburban	164,161	100.0%	1,541	14,936	14,529	10/7/2010	2001
147. 71-93 Whiteside Road	Clayton	Australia	1	Suburban	303,489	100.0%	2,065	17,246	16,547	10/7/2010	1965
148. 9-13 Titanium Court	Crestmead	Australia	1	Suburban	69,664	46.8%	327	6,222	5,960	10/7/2010	2005
149. 16 Rodborough Road	Frenchs Forest	Australia	1	Suburban	90,524	100.0%	2,424	16,404	15,607	10/7/2010	1987

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[3] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

[4] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

[5] Weighted based on square feet.

(sorted by geographic location, dollars in thousands)



EXHIBIT F

Property	City	State	No. of Buildings	Property Location	Sq. Ft.	% Leased	Annualized Rental Revenue [2]	Undepreciated Book Value [3]	Net Book Value [4]	Date Acquired	Weighted Average Year Built or Substantially Renovated [5]
Continuing Operations (continued):											
150. 22 Rodborough Road	Frenchs Forest	Australia	1	Suburban	43,427	71.6%	614	7,069	6,683	10/7/2010	1997
151. 127-161 Cherry Lane	Laverton North	Australia	1	Suburban	278,570	100.0%	1,603	8,963	8,533	10/7/2010	1965
152. 310-314 Invermay Road	Mowbray	Australia	1	Suburban	47,480	100.0%	199	913	869	10/7/2010	1963
153. 253-293 George Town Road	Rocherlea	Australia	1	Suburban	143,913	100.0%	1,034	3,249	3,140	10/7/2010	1963
154. 310-320 Pitt Street	Sydney	Australia	1	CBD	313,865	100.0%	19,000	155,198	146,892	12/21/2010	1989
155. 44-46 Mandarin Street	Villawood	Australia	1	Suburban	226,718	82.7%	1,568	14,603	13,912	10/7/2010	1980
156. 19 Leadership Way	Wangara	Australia	1	Suburban	76,714	100.0%	725	6,736	6,504	10/7/2010	2000
			262		**42,913,287**	**86.5%**	**$ 800,649**	**$ 5,915,516**	**$ 4,980,740**		

[1] Excludes properties classified in discontinued operations as of 3/31/2014.

[2] Annualized rental revenue is annualized contractual rents from our tenants pursuant to existing leases as of 3/31/2014, plus straight line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[3] Represents the carrying value of real estate properties, after purchase price allocations, impairment writedowns and currency adjustments, if any.

[4] Represents the carrying value of real estate properties, after depreciation and amortization, purchase price allocations, impairment writedowns and currency adjustments, if any.

[5] Weighted based on square feet.

CommonWealth REIT
Supplemental Operating and Financial Data, March 31, 2014

45



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - DISCONTINUED OPERATIONS

(dollars in thousands)

EXHIBIT G

	For the Three Months Ended	
	3/31/2014	3/31/2013
Revenues:		
Rental income [1]	$ 7,274	$ 15,512
Tenant reimbursements and other income	522	1,731
Total revenues	7,796	17,243
Expenses:		
Operating expenses	3,479	11,564
Depreciation and amortization [2]	-	3,953
General and administrative	3	1,287
Total expenses	3,482	16,804
Operating income	4,314	439
Interest and other income	-	3
Interest expense	(303)	(448)
Income (loss) from discontinued operations	$ 4,011	$ (6)

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

(2) We cease depreciation and amortization when properties are reclassified as held for sale.